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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 AMENDMENT NO. 2


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO FULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                            Porta Systems Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 par value
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                         (Title of Class of Securities)

                                    735647307
                      ------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 16, 1998
                      ------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


CUSIP NO. 735647307                                                  PAGE 2 OF 7

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Lloyd I. Miller, III                       ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]

                                                                         (b) [ ]
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       00**
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                                   [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
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                      7     SOLE VOTING POWER

      NUMBER OF             885,210***
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                857,768***
      REPORTING       ----------------------------------------------------------
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH                885,210***
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                            857,768***
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,742,978
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.8%****
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14     TYPE OF REPORTING PERSON

       IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See response to Item 3, herein.
***See response to Item 5(b), herein.
**** See response to Item 5(c), herein.


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              AMENDMENT NO. 2 TO ORIGINAL REPORT ON SCHEDULE 13D

            This Amendment No. 2 to the statement on Schedule 13D filed on behalf of Lloyd I. Miller, III ("Miller") relates to the Common Stock, $0.01 par value per share (the "Shares") of Porta Systems Corporation, a Delaware corporation (the "Company"). The purpose of this report is to report that since Miller's previous Schedule 13D filing, Miller has acquired beneficial ownership of (i) additional Shares and (ii) Series B Common Stock Purchase Warrants (the "Warrants"), which are immediately convertible into 75,000 Shares at $3.00 per share, through December 31, 2002. Miller acquired the Warrants through his participation in the private placement of the Company's 12% Subordinated Notes due January 3, 2002 (the "12% Notes"). To date, none of the Warrants beneficially owned by Miller have been exercised, however, pursuant to Rule 13, Miller is deemed to beneficially own the 75,000 Shares he has a right to purchase in connection with the Warrants.

      Additionally, Miller's prior Schedule 13D filing ommitted Miller's beneficial ownership of 5,410 Shares and reported 25,000 Shares held of record by Milfam II, L.P. as being held by Milfam I, L.P. This report corrects such errors and omissions. As a result of an increase in the number of outstanding Shares, the percentage of the Shares beneficially owned by Miller as reported in Miller's prior Schedule 13D filing has decreased from 19.3% to 18.8%.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3. Source and Amount of Funds or Other Considerations.

     Miller is the Investment Adviser to the Lloyd I. Miller, Trust A-2 ("Trust A-2"), the Lloyd I. Miller, Trust A-4 ("Trust A-4") and the Lloyd I. Miller, Trust C ("Trust C" and collectively with Trust A-2 and Trust A-4, the "Trusts"). Trust A-2 and Trust A-4 were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts including Trust A-2 and Trust A-4. Trust A and Trust C were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Shares that Miller is deemed to beneficially own as the Investment Adviser to the Trusts were purchased (or with respect to the Warrants, would be purchased) by funds generated and held by the Trusts. The purchase price for the 25,000 Shares Miller is deemed to beneficially own as Investment Adviser to Trust A-2 would be $75,000.00 if the Warrants held by Trust A-2 were exercised. The purchase price for the Shares held by Trust A-4 was $903,667.19. The purchase price for the Shares held by Trust C was $793,346.65.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited


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partnership established pursuant to the Partnership Agreement for Milfam I, L.P.
(the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam I, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $1,368,212.15. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $355,500.22.

     Miller is the owner of his self directed retirement plan, the Lloyd I. Miller III Keogh Plan. The purchase price for the 25,000 Shares Miller is deemed to beneficially own as director of the Lloyd I. Miller III Keogh Plan would be $75,000, if the Warrants held by the Lloyd I. Miller III Keogh Plan were exercised.

     Miller is the trustee of the Lloyd I. Miller, Trust f/b/o Kimberly S. Miller, the Lloyd I. Miller, Trust f/b/o Catherine C. Miller and the Lloyd I. Miller, GST Trust (collectively the "Family Trusts" and each a "Family Trust"). All of the Shares Miller is deemed to beneficially own as trustee to the Family Trusts would be purchased with funds generated and held by the Family Trusts. The purchase price for the 15,000 Shares Miller is deemed to beneficially own as trustee to each Family Trust (5,000 Shares per Family Trust) would be $15,000 for each Family Trust if the Warrants held by each Family Trust were exercised.

     Miller is the custodian of accounts formed pursuant to the Florida Uniform Gift to Minors Act for each of Alexandra B. Miller and Lloyd I. Miller IV (each an "UGMA" and collectively the "UGMAs"). All of the Shares Miller is deemed to beneficially own as custodian to the UGMAs would be purchased with funds generated and held by the UGMAs. The purchase price for the 10,000 Shares Miller is deemed to beneficially own as custodian to each UGMA (5,000 Shares per UGMA) would be $15,000 for each UGMA if the Warrants held by each UGMA were exercised.

     All of the Shares purchased by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $123,125.00. All of the Shares purchased by Miller's wife, Dail Miller, were purchased with personal funds generated and held by Dail Miller. The purchase price for the Shares purchased by Dail Miller was $3,489.50.

     To date none of the Warrants beneficially owned by Miller have been exercised.


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Item 4 is hereby amended and restated in its entirety as follows:

Item 4. Purpose of the Transaction.

     Miller considers his beneficial ownership reported herein of the 1,742,978 Shares, as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or Notes or dispose of all of some of the Shares which he beneficially owns. From May 1997, through October 1997, Miller was involved in discussions with the Company to restructure the Notes which culminated in Miller agreeing to the terms of the Exchange Offer and the Company executing a letter to Miller, dated October 9, 1997 agreeing to elect Miller to the Company's Board of Directors (See Exhibit 99.5 attached hereto) Miller expects to be elected to the Company's Board of Directors at the March 17, 1998 meeting of the Board of Directors. Other than Miller's pending election to the Company's Board of Directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.



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Item 5 is amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

     (a) Miller is deemed to beneficially own 1,742,978 Shares (18.8% of the outstanding Shares, based on 9,060,954 Shares outstanding), including the 75,000 Shares which Miller does not actually own, but has a right purchase with respect to the Warrants Miller beneficially owns. As of the date hereof, 464,063 of such beneficially owned Shares are owned of record by Trust A-4, 363,705 of such beneficially owned Shares are owned of record by Trust C, 694,502 of such beneficially owned Shares are owned of record by Milfam I, L.P., 110,462 of such beneficially owned Shares are owned of record by Milfam II, L.P., 34,246 of such beneficially owned Shares are owned of record by Miller on his own behalf and 1,000 of such beneficially owned Shares are owned of record by Dail Miller. As of the date hereof, The Lloyd I. Miller III Keogh Plan and Trust A-2 are each the owner of record of Warrants to purchase 25,000 of such beneficially owned Shares. As of the date hereof, each of the UGMA's and each of the Family Trusts are each the owner of record of Warrants to purchase 5,000 of such beneficially owned Shares.

     (b) Miller has shared voting power and shared dispositive power for all such Shares held of record by the Trusts and Dail Miller (see Item 6). Miller has sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P. and Milfam II, L.P. (see Item 6). Miller would have sole voting power and sole dispositive power with respect to the Shares he is deemed to beneficially own in connection with the Warrants held of record by the Lloyd I. Miller III Keogh Plan, the UGMAs, the Family Trusts (other than the Lloyd I. Miller, Trust f/b/o Kimberly S. Miller) and by Miller on his own behalf (see Item 6). Miller would have shared voting power and shared dispositive power for all such Shares he is deemed to beneficially own in connection with the Warrants held of record by the Lloyd I. Miller, Trust f/b/o Kimberly S. Miller (see Item 6).

     (c) The following tables detail the transactions by Trust C and Milfam I, L.P. that have occurred in the last sixty (60) days. The transaction reported below for Trust C was a distribution to Trust C in connection with that certain class action law suit in the United States District Court, Eastern District of New York, In Re Porta Systems Corp., Securities Litigation, Master File No. 93 Civ. 1453 (TCP) (the "Class Action Suit"). The transaction reported below for Milfam I, L.P. was an open market transactions.


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
                                     TRUST C

   DATE OF TRANSACTION          NUMBER OF SHARES           PRICE PER SHARE
   -------------------          ----------------           ---------------
        3/10/98                      200.00*                    $0.00

*distribution of Shares pursuant to the Class Action Suit.


                                 MILFAM I, L.P.

   DATE OF TRANSACTION          NUMBER OF SHARES           PRICE PER SHARE
   -------------------          ----------------           ---------------
        1/20/98                    10,000.00                    $2.93

      (d) Entities other than Miller have the right to receive dividends from and proceeds of the sale of the Shares. Milfam I, L.P. and Trust C each own over 5% of the Shares and have the right to receive dividends and proceeds for the sale of the Shares.

     Item 6 is hereby amended by adding the following language after the last paragraph:

     With respect to each of the Family Trusts, (other than the Lloyd I. Miller, Trust f/b/o Kimberly S. Miller), each of the respective Trust Agreements establishing each of the Trusts provides that Miller as trustee has sole dispositive power sole voting rights with respect to the such trusts assets.

     Pursuant to the Trust Agreement dated December 8, 1995, establishing the Lloyd I. Miller, Trust f/b/o Kimberly S. Miller, Miller and Kimberly S. Miller are each named as a co-trustee and share dispositive power and voting power with respect to the trusts assets.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1998

                                    By: /s/ Lloyd I. Miller, III
                                       -------------------------------
                                        Lloyd I. Miller, III


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